

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 9, 2018

Paul R. Lundstrom
Chief Financial Officer
Aerojet Rocketdyne Holdings, Inc.
222 N. Sepulveda Blvd., Suite 500
El Segundo, California 90245

> **Re: Aerojet Rocketdyne Holdings, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2017**
> **Filed February 21, 2018**
> **File No. 001-01520**

Dear Mr. Lundstrom:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Division of Corporation Finance
Office of Transportation and Leisure